KAYE COOPER KAY & ROSENBERG, LLP
ATTORNEYS AT LAW
30A VREELAND ROAD, SUITE 230
FLORHAM PARK, NEW JERSEY 07932

TELEPHONE (973) 443-0600
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E-MAIL dmkaye@kcfkr.com

DAVID M. KAYE	Direct Dial
Admitted in NJ and NY	(973) 443-0670

June 14, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Pamela Long, Assistant Director

Re:	Life Nutrition Products, Inc. Form 8-K Filed April 12, 2013 File No. 001-34274

Dear Ms. Long:

On behalf of Life Nutrition Products, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 9, 2013 (the “Comment Letter”), relating to the Current Report on Form 8-K of the Company, filed with the Commission on April 12, 2013 (SEC File No. 001-34274) (the “Original 8-K Report”).  In connection with this response to the Comment Letter, the Company is filing electronically with the Commission today Amendment No. 1 (the “Amendment”) to the Original 8-K Report.

The factual information provided herein relating to the Company has been made available to us by the Company. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs in the Comment Letter. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Amendment.

Form 8-K filed April 12, 2013

Item 2.01 Completion of Acquisition or Disposition of Assets, page 3

General

1.
It appears you intend to continue to use the fiscal year end of Almonds Kisses Limited which is August 31st. As such, it further appears you are delinquent in your requirement to file your Form 10-Q for the period ended February 28, 2013. Please file your Form 10-Q at your earliest opportunity.

Pamela Long
Securities and Exchange Commission
June 14, 2013

RESPONSE: As discussed with Staff, the Company will file a Form 10-Q for the period ended March 31, 2013 as soon as possible. In addition, and as a result of the change in fiscal year as noted in the Original 8-K Report, the Company will file a Form 10-Q for the period ended May 31, 2013 and thereafter continue to file reports based on a August 31 fiscal year.

2.
It appears you entered into a merger transaction on April 12, 2013. It further appears this transaction may represent a reverse merger. Please expand your disclosures to provide a more robust description of the transaction between Life Nutrition Products, Inc. and Almonds Kisses Limited. Your description should include: a clear determination of the nature of the transaction and the parties involved; the consideration exchanged; a discussion of your accounting for the transaction, including identification of the accounting acquirer; and the effective date of the transaction. Please refer to ASC 805-40 for guidance. Your disclosure should describe the reverse acquisition in a consistent and appropriate manner similar to the following: “as of the acquisition date of Life Nutrition Products acquired all of the outstanding stock of Almonds Kisses Limited,” “for accounting purposes the acquisition is treated as the reverse acquisition of Life Nutrition Products, Inc. by Almonds Kisses Limited with Almonds Kisses Limited as the accounting acquirer,” and “the historical financial statements prior to the reverse acquisition date are those of Almonds Kisses Limited.”

RESPONSE: The Company has expanded such disclosure as requested.

3.
You state that you engage in business in Hong Kong and the PRC. Please advise as to the purpose of your branch office in Thailand, and whether you are active in that country. Please also revise your disclosure as appropriate, including in the Risk Factors section.

RESPONSE: The Company has revised the disclosure to reflect that all of its business operations and services are performed in Hong Kong, and that branch offices in Shenzhen, PRC and Bangkok, Thailand are maintained for marketing purposes only in order to attract potential clients to use its services in Hong Kong for businesses or other ventures which such potential clients may maintain in Hong Kong.

4.
Throughout your disclosure, particularly your Business and Risk Factors sections, you suggest that you are doing business in Hong Kong and that you either currently are in or plan to expand into China. Please reconcile your disclosures to present a consistent description of the extent to which you conduct business in Hong Kong and in China, and to better describe the nature of any expansion plans you may have. In addition, some of your disclosures appear to pertain to events, conditions or risks in either Hong Kong or China, or possibly both, but it is unclear whether you intend to refer to both or why you have limited your discussion to one jurisdiction or the other. A few examples include disclosure under “The industry in which we operate is highly competitive,” “Future inflation in China may inhibit our ability to conduct business profitably in China” and “A downturn in the economy of China may slow our growth and profitability.” These are only examples. Please review your disclosure and revise as necessary to distinguish where you currently conduct your business and where you plan to expand, and what risks impact your current and anticipated businesses. If risks are specific to a particular jurisdiction or apply more generally to the region, please clarify this and explain in all cases how your current or intended operations would be impacted by the risk.

Pamela Long
Securities and Exchange Commission
June 14, 2013

RESPONSE: The Company has revised the Business and Risk Factors sections to reflect that its operations are in Hong Kong only except with respect to the branch offices in the PRC and Thailand as reflected in response to Comment 3 above.

Corporate History and Background, page 3

5.
We note your reference in the third paragraph under “Basis of presentation” on page 15 to a subsidiary called ADGS Tax. Please clarify what this subsidiary does and how it fits within your structure in the “Corporate History and Background” section and in the diagrams of your corporate structure here and in MD&A. Please also revise exhibit 21 listing your subsidiaries, as necessary.

RESPONSE: The Company has revised such disclosure as requested.

6.
We note your disclosure that “ADGS…had been wholly owned by the same group of shareholders until being acquired by Almonds Kisses BVI pursuant to a reorganization completed in 2012 to prepare for the Transaction.” Please briefly describe the terms and timing of this reorganization and how it helped to prepare for or otherwise affected the completion of the Transaction.

RESPONSE: The Company has revised the disclosure under “Corporate History and Background”.

7.
Please clarify, if true, that in connection with the Transaction, the officers and directors who were designees of Conqueror resigned and the new officers and directors you identify on page five were appointed.

RESPONSE: The Company has revised such disclosure to clarify that the officers and directors who were designees of Conqueror resigned and the new officers and directors identified were appointed.

Description of Business, page 5

8.
Please expand this section to include a more fulsome discussion of the acquisition of the customer list in 2011 (described on page 19) and client bases from various companies in 2012 (described on page 20), as it appears that the purchase of these assets may be both material and not in the ordinary course of business. See Item 101(h)(3) of Regulation S-K.

RESPONSE: The Company has expanded this section as requested.

PRC Business Development Service, page 7

Pamela Long
Securities and Exchange Commission
June 14, 2013

9.
Please elaborate on the steps you plan to take to expand your operations into the PRC. See Item 101(h)(4)(iii) of Regulation S-K. Clarify whether you expect to need additional financing to become operational in the PRC. If you have any material commitments for capital expenditures in connection with this expansion, please discuss them here and in MD&A.

RESPONSE: As mentioned above, the Company has revised the disclosure to reflect that branch offices in Shenzhen, PRC and Bangkok, Thailand are maintained for marketing purposes only in order to attract potential clients to use its services in Hong Kong for businesses or other ventures which such potential clients may maintain in Hong Kong. At the present time, the Company does not expect to need additional financing in connection therewith.

10.	Please include a discussion of the need for government approval of your services, as well as the status of any government approval that is pending. See Item 101(h)(4)(viii).

RESPONSE: The Company has revised such disclosure and has added a Section entitled “Government Regulation”.

Risk Factors, page 8

Our company has limited operating history and therefore we cannot ensure the long-term successful operation of our business or the execution of our business plan, page 8

11.
You identify a number of items that may give rise to business risks in this risk factor. Please ensure that you have provided sufficient context for each of these items to allow investors to fully understand these risks. You may include these discussions in this risk factor or other more specific risk factors. In particular, please enhance your discussion of risks associated with: your expectation of continual losses for the foreseeable future; your ability to anticipate and adapt to a developing market; and your limited marketing experience. See Item 503(c) of Regulation S-K.

RESPONSE: The Company has revised the disclosure in this Risk Factor to more clearly describe such risk.

Our auditors have expressed substantial doubt about our ability to continue as a going concern, page 9

12.
Please provide a separate risk factor with a detailed discussion of the amount of the company’s debt, interest and other payments associated with that debt, and the company’s ability to repay the debt, interest and any other payments.

RESPONSE: The Company has added a separate risk factor as requested.

Pamela Long
Securities and Exchange Commission
June 14, 2013

The economic, political and social conditions, as well as governmental policies, could affect the financial markets in Hong Kong and our liquidity and access to capital and our ability to operate our business, page 10

13.
Please revise this risk factor to describe with greater specificity how you might be adversely impacted by the factors that you allude to. It is not clear from your discussion what specific economic, political and social conditions and governmental policies would be likely to affect your ability to access capital and operate your business.

RESPONSE: The Company has revised the Risk Factors to more accurately reflect such risks of doing business in Hong Kong. The Company believes that this prior risk factor noted in Comment 13 is confusing and the Company has deleted same.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

14.
Please expand this section to discuss the known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note your expansion plans, your recently acquired client bases and customer lists and your high leverage. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

RESPONSE: The Company has revised such disclosure as requested.

Year Ended August 31, 2012 compared to Period Ended March 1, 2011 (Inception) to August 31, 2011, page 18

General and administration expenses, page 18

15.
Please revise your disclosure to clarify that you are making full year comparisons between fiscal year 2012 and fiscal year 2011 when calculating your change percentages shown in the column entitled “0/0 change.”

RESPONSE: The Company has revised such disclosure as requested.

Liquidity and Capital Resources, page 19

16.
Please expand and more clearly explain your disclosure which mentions the “large withdrawal by shareholders” in the amount of $2.3 million. It appears these withdrawals you refer to represent dividends and should be characterized as such. Otherwise, please explain the nature of these withdrawals.

RESPONSE: The Company has expanded the disclosure and further indicated that the bank loan arrangement shall be revised in the coming quarters and it is expected that shareholders will repay the Company to settle the bank loans and re-arrange with banks for their own personal financing.

Pamela Long
Securities and Exchange Commission
June 14, 2013

17.	Please revise this section to discuss the material terms of your bank loans, including whether you have any unused borrowing capacity under the loans, any material covenants and other material terms.

RESPONSE: The Company has revised such disclosure to discuss the material terms of the bank loans.

18.
Please include a discussion of your material capital expenditure commitments, the purpose of these expenditures, and the anticipated source of funds. Please also discuss any known material trends relating to your capital resources. We note your statement on page nine that you anticipate large capital expenditures. See Item 303(a)(2).

RESPONSE: The Company has revised such disclosure by providing a more detailed discussion.

19.	Please disclose how long you anticipate your existing sources of cash will be sufficient to meet your cash and liquidity requirements.

RESPONSE: The Company has revised such disclosure to reflect that it is anticipated that its existing sources of cash will be sufficient to meet its cash requirements for two years.

For the Three Months Ended November 30, 2012 and 2011 (unaudited), page 20

Liquidity and Capital Resources, page 21

20.	Please clarify the disclosure regarding your ratio of current assets to current liabilities as of November 30, 2012.

RESPONSE: The Company has revised such disclosure to reflect its ratio of current assets to current liabilities.

21.
The chart on page 21 indicates that for the three months ended November 30, 2012, financing activities used $79,668. However, the accompanying narrative on page 22 states that financing provided, rather than used, cash in that amount over that period. Please revise. Please also clarify the second sentence in that paragraph and provide a more fulsome description of the loans and lease that you refer to.

RESPONSE: The Company has revised such disclosure as requested.

Directors and Executive Officers, page 23

22.	Please provide an explanation of how Company came to the conclusion that Tso Yin Yee and Pang Yiu Kwong should serve as directors. See Item 401(c) of Regulation S-K.

RESPONSE: The Company has added such requested information in their biographies.

Pamela Long
Securities and Exchange Commission
June 14, 2013

23.	Where you disclose the relationship among Li Lai Ying, Tong Wing Shan and Tong Wing Yee, please also disclose, if true, that the Tong sisters are the directors of your subsidiaries.

RESPONSE: The Company has added such disclosure as requested.

Executive Compensation, page 24

24.
Please clarify that the December 31 fiscal year end you refer to on page 24 and 25 is that of Life Nutrition Products, and that the August 31 fiscal year end is that of ADGS. Please also clarify the reference to executive officers whose total compensation was in excess of $100,000, as there are none disclosed here.

RESPONSE: The Company has revised such disclosure to clarify such information.

25.	Please revise to disclose whether any executive officer has an employment agreement or arrangement whether written or unwritten, and its material terms, as required by Item 402(o) of Regulation S-K.

RESPONSE: The Company has added disclosure to clarify its arrangement with its executive officers.

26.	Please include the disclosure called for by Item 407(e)(4) of Regulation S-K. See Item 6 of Form 10.

RESPONSE: Such information has not been included insofar that such disclosure is not required as indicated in Item 407(g) for smaller reporting companies.

Description of Securities, page 27

Common Stock, page 27

27.
Please revise your statement in the second sentence under this heading that holders of common stock are entitled to vote “on all matters” to clarify that this means all matters coming before the shareholders for a vote. Please also describe the provision specifying the vote required by shareholders to take action.

RESPONSE: The Company has revised such disclosure as requested.

Dividends, page 29

28.
Your disclosure states you have never paid a dividend on your Common Stock and you currently intend to retain earnings for use in your business to finance operations and growth. It appears you should modify this disclosure to discuss the nature of the apparent dividends you are making to shareholders.

Pamela Long
Securities and Exchange Commission
June 14, 2013

RESPONSE:  As noted in the response to Comment 16, the Company has expanded the disclosure and further indicated that the bank loan arrangement shall be revised in the coming quarters and it is expected that shareholders will repay the Company to settle the bank loans and re-arrange with banks for their own personal financing. As such, the Company respectfully submits that it believes such arrangements do not constitute dividends.

Recent Sales of Unregistered Securities, page 30

29.
Please disclose the date of your issuance of common stock to Conqueror. See Item 701(a) of Regulation S-K. Please also disclose the amount of funds advanced and loans forgiven in exchange for the issuance. See Item 701(c) of Regulation S-K.

RESPONSE: The Company has revised such disclosure to reflect the information requested.

Item 5.01 Changes in Control of Registrant

30.
We note your disclosure on the amount of stock held by the former shareholders of Almonds Kisses BVI. Please advise as to whether this is meant to indicate that the former shareholders of Almonds Kisses BVI constitute a voting group or otherwise have beneficial ownership of each other’s shares. See Item 5.01(a)(3) of Form 8-K. Please also disclose from whom control was assumed, and revise as appropriate. See Item 5.01(a)(6).

RESPONSE: The Company has revised such disclosure to clarify that such former shareholders do not constitute a group. Also, disclosure has been added to disclose from whom control was assumed.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

31.	We note that you are changing your fiscal year from December 31 to August 31. Please disclose the form on which the report covering the transition period will be filed. See Item 5.03 of Form 8-K.

RESPONSE: Please note the response to Comment 1 above.

Item 9.01 Financial Statements and Exhibits

32.
Please advise what consideration was given to filing your loan agreements, or the acquisition agreements underlying your acquisition of the customer lists and client bases that you discuss in MD&A, as material contracts.

RESPONSE: The Company respectfully submits that it believes the disclosure of the loan transactions in the Amendment, including in the financial statements, provides sufficient disclosure of such transactions and that the filing of such agreements would not add any meaningful disclosure for an investor to understand the terms of the transactions. With regard to the acquisition of customer lists and client bases, such agreements were entered into more than two years ago, and as such, the Company determined not to file such documents.

Pamela Long
Securities and Exchange Commission
June 14, 2013

Almonds Kisses Limited

Consolidated Financial Statements

General

33.	Many of our financial statement comments apply equally to both your annual and interim financial statements. Please make corresponding changes to both sets of financial statements where appropriate.

RESPONSE: The Company has noted such comment and has revised the financial statements appropriately.

34.
It appears you have provided financial information for the predecessor period September 1, 2010 through February 28, 2011. Please disclose the identity of the predecessor in the header information in your financial statements as well as in your Basis of Presentation footnote.

RESPONSE: The Company has revised such disclosure as requested.

Audit Opinion

35.
It appears the audit opinion you have provided with your document only provides audit coverage from the period beginning March 1, 2011. Please obtain an audit opinion for the predecessor financial information you include in your document.

RESPONSE: Such additional audit opinion has been included with the Amendment.

Balance Sheet, page 1

36.
Please explain the line item in your balance sheet described as “Due from Stockholders.” It appears these amounts represent dividends and should be characterized as such. Please revise accordingly or otherwise explain to us what these amounts represent.

RESPONSE: The amount due from shareholders was the balance which the shareholders had withdrawn from the Company after bank loans had been granted to the Company. The shareholders placed their own properties as collateral in order to obtain the banking facilities. The shareholders are now in negotiation with the banks in order to re-arrange the borrowings so that the outstanding balances will be repaid back to the Company with the shareholders arranging their own financing with the banks.

Consolidated Statement of Changes in Shareholder’s Equity, page 4

37.
Your statement presents the amounts “Due from Shareholders” as also being “Loans to Shareholders.” If the amounts in question represent loans, please explain why you have not presented these amounts as an asset representing loans receivable.

RESPONSE: The amounts “due from stockholders” are now re-classified as the assets representing the loans receivable which the shareholders are expected to repay to the Company in the near future.

Pamela Long
Securities and Exchange Commission
June 14, 2013

Notes to the Consolidated Financial Statements

Summary of Significant Accounting Policies

Basis of Presentation, page 7

38.
We note your disclosure which indicates significant items subject to estimates in your financial statements include allowances for receivables and realizable values of inventories. We note you do not have accounts receivable or inventories reflected on your balance sheet. Please explain this disclosure.

RESPONSE: The Company took steps in expanding its business, its cashflow enables itself to start giving credit to its clients. In the past, the invoice amount was small and clients would pay immediately upon the receipt of the bills. As shown in the February 2013 financials, there were accounts receivable of $123,304 recorded in the balance sheet. Management had reviewed the accounts receivable and it was believed that there was no requirement to provide the allowances for receivables as of February 28, 2013.

Note 2 – Revenue Recognition, page 8

39.
We note you follow U.S. GAAP in the preparation of your financial statements. Please explain why your financial statements do not include any outstanding accounts receivable. Also explain your revenue recognition policy which states revenue is recognized…”when cash is received.” It is unclear how your policy is consistent with U.S. GAAP.

RESPONSE: The revenue recognition policy has been revised and deleted “when cash is received” and replace with “when the collection is probable”. The revenue recognition policy is consistent with the U.S. GAAP.

Note 4 – Due from Stockholders, page 12

40.
Please expand this footnote to provide additional information regarding these distributions to shareholders. Given your presentation in Stockholders Equity, it is unclear why your footnote gives the impression that these amounts will be repaid. If these amounts are expected to be repaid, please explain why they aren’t reflected as loans receivable to shareholders.

RESPONSE: As shown in the note 4 in the financial statements, additional information has been provided to indicate that there shall be a re-arrangement of the banking facilities.

Pamela Long
Securities and Exchange Commission
June 14, 2013

41.
Please provide a separate footnote for the amounts reflected as a 2011 liability described as “Due to Stockholders” on the face of your balance sheet. Please explain why this amount represented a liability and the reasons the company owed the shareholders.

RESPONSE: A separate note on “Due to Stockholders” has been added in the footnote to the financial statements. Due to shareholders represent the remaining balances owed by the Company after the shareholders injected finance to help the Company to settle its purchase of customer lists and client bases.

Note 9 – Bank Loans, page 15

42.
Your disclosure states the proceeds of your loans were used to finance the working capital of the group. It appears from your Statement of Cash Flows and related liquidity disclosures, the proceeds were used to make distributions to your shareholders. Please revise your disclosure accordingly.

RESPONSE: The disclosure has been revised in the note on bank loans. The proceeds have been used as a loan receivable to stockholders.

Unaudited Pro Forma Condensed Combined Financial Data

43.
Please provide an introductory paragraph which includes a description of the transaction you are giving pro forma effect to. Please refer to Rule 11-02(b)(2) of regulation S-X for the requirements of the introductory paragraph and provide all required disclosures.

RESPONSE: An Introductory paragraph has been included in the unaudited pro forma condensed combined financial data.

44.
Assuming your pro forma presentation is giving effect to the reverse merger between Life Nutrition Products, Inc, and Almonds Kisses Limited, please explain why you have not reflected the 20,155,000 of shares issued by Life Nutrition Products, Inc. to acquire Almonds Kisses Limited. Please note in both your pro forma and future financial statement presentations, the shares issued for the acquisition should be presented in a manner similar to a stock split and the existing outstanding shares of Life Nutrition Products Inc. as of the acquisition date, should be reflected as essentially being “issued” by Almonds Kisses Limited to acquire Life Nutrition Products, Inc., at net book value.

RESPONSE: We respectfully refer the Staff to the proforma adjustment (b) which included a balance of $2,015 as the shares issued to former shareholders as part of the recapitalization resulting from the 20,155,000 of shares issued and a further $75 as the balance of 750,000 shares issued to settle the outstanding liabilities reflected in the books of Life Nutrition Products Inc. as shown in the proforma adjustment (a).

Pamela Long
Securities and Exchange Commission
June 14, 2013

45.
Please expand your discussion of your pro form adjustment for adjustments (a), (b) and (c). It is unclear why you are presenting these adjustments and how they relate to the reverse merger transaction.

RESPONSE: Proforma adjustments (a), (b) and (c) are the adjustments which the Company needed to account for the reverse merger transaction taking place. These adjustments include the issue of shares to settle liabilities of the accounting acquiree company, Life Nutrition Products Inc., as shown in adjustment (a), and subscription receivable of $50,000 of Almond Kisses which may be paid up after the reverse merger.

46.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

RESPONSE: The Company and its management have noted this comment and acknowledges that they are responsible for the accuracy and adequacy of the disclosure they have made.

As requested by the Staff in the Comment Letter, attached hereto is a written acknowledgment of certain matters by the Company.

Please do not hesitate to contact the undersigned if you have any questions. Thank you for your time and attention to this matter.

Sincerely, /s/ David M. Kaye David M. Kaye

cc:  Life Nutrition Products, Inc.

June 14, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Pamela Long, Assistant Director

Re:	Life Nutrition Products, Inc. Form 8-K Filed April 12, 2013 File No. 001-34274

Dear Ms. Long:

As requested by the Staff in the comment letter dated May 9, 2013 with regard to its review of the above mentioned filing, Life Nutrition Products, Inc. (the “Company”) hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and attention to this matter.

Sincerely, LIFE NUTRITION PRODUCTS, INC.

/s/ Tso Yin Yee
Tso Yin Yee Chief Operating Officer